Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2020 (ended 30 September 2020). The comparative statistics of the Group for the third quarter of 2019 (ended 30 September 2019) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2020 (ended 30 September 2020). The comparative statistics of the Group for the third quarter of 2019 (ended 30 September 2019) are also disclosed in this announcement.

The Company achieved a total net production of 131.2 million barrels of oil equivalent (“BOE”) for the third quarter of 2020, representing an increase of 5.1% year over year (“YoY”). Production from China increased by 10.4% YoY to 88.6 million BOE, mainly attributable to the commencement of new projects such as Luda 21-2/ Luda 16-3 regional development project and Dongfang 13-2 gas fields development project. Overseas production decreased by 4.6% YoY to 42.6 million BOE, mainly due to the reduced production of Egina project in Nigeria and Long Lake oil sands project in Canada under low oil prices.

For the third quarter of 2020, the Company made 4 new discoveries and drilled 14 successful appraisal wells. In offshore China, the expanded exploration of buried hills near Bozhong 19-6 achieved new breakthroughs and is expected to be a mid-sized oil and gas structure. In overseas, the seventeenth and eighteenth oil discoveries of Yellowtail-2 and Redtail-1 were made in the Stabroek block in Guyana, which will further increase the recoverable resources of the block.

On development and production, 4 new projects commenced production in the third quarter, which are Nanbao 35-2 oil field S1 area, Jinzhou 25-1 oil field 6/11 area, Liuhua 16-2 oil field / Liuhua 20-2 oil field joint development project and Bozhong 19-6 condensate gas field pilot area.

The unaudited oil and gas sales revenue of the Company reached approximately RMB35.55 billion for the third quarter of 2020, representing a decrease of 26.8% YoY, mainly due to the combined effect of lower realised oil price, increased oil and gas sales volume and exchange rate change. During the quarter, the Company’s average realised oil price decreased by 29.3% YoY to US$43.03 per barrel, which is in line with the trend of international oil prices. The Company’s average realised gas price increased by 2.0% YoY to US$5.85 per thousand cubic feet, mainly due to the increased proportion of gas sales volume with higher realised price in China.

For the third quarter of 2020, the Company’s capital expenditure decreased by 5.8% YoY to approximately RMB18.40 billion. This was mainly due to the Company’s continuous efforts to promote cost control and efficiency enhancement, and reduce capital expenditures while ensuring workloads.

Third Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2020						2019
	Q3			YTD			Q3			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	42.3	13.0	44.5	124.5	41.3	131.4	39.4	15.1	41.9	116.7	43.1	123.8
Western South China Sea	10.4	43.0	17.9	30.4	119.3	51.1	10.1	33.2	15.5	28.8	84.7	43.0
Eastern South China Sea	17.1	36.0	23.1	53.3	109.2	71.5	15.6	34.5	21.4	47.9	104.0	65.2
East China Sea	0.6	6.0	1.6	1.7	16.4	4.4	0.4	4.2	1.1	1.2	13.2	3.4
Onshore	-	9.0	1.5	-	25.0	4.2	-	2.2	0.4	-	5.6	0.9
Subtotal	70.4	107.0	88.6	209.8	311.3	262.6	65.5	89.3	80.2	194.5	250.6	236.3
Overseas
Asia (excluding China)	4.9	13.8	7.3	12.6	40.8	19.9	3.0	14.0	5.5	9.8	39.4	16.7
Oceania	0.5	13.1	3.1	1.3	35.0	8.2	0.4	10.5	2.5	1.0	25.7	6.0
Africa	8.5	-	8.5	25.8	-	25.8	11.0	-	11.0	32.1	-	32.1
North America (excluding Canada)	6.2	11.4	8.1	17.9	35.8	23.8	5.9	15.3	8.5	16.4	39.3	22.9
Canada	4.5	-	4.5	14.1	0.05	14.1	6.4	0.1	6.5	19.1	1.4	19.3
South America	4.0	13.4	6.4	12.6	38.9	19.3	2.9	15.1	5.6	8.7	43.6	16.3
Europe	4.6	0.5	4.7	15.0	2.1	15.4	5.1	0.5	5.2	17.7	2.6	18.1
Subtotal	33.2	52.3	42.6	99.3	152.7	126.5	34.8	55.5	44.6	104.8	152.0	131.5
Total*	103.6	159.4	131.2	309.1	463.9	389.1	100.3	144.8	124.8	299.3	402.6	367.8

* Including our interest in equity method investees, which is approximately 4.9 mmboe in Q3 2020 and 5.3 mmboe in Q3 2019.

Third Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (million)				US$ (million)
	2020		2019		2020		2019
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude and liquids	29,648	83,723	43,214	127,498	4,279	11,964	6,189	18,637
Natural gas	5,897	18,157	5,351	15,753	851	2,595	766	2,303
Marketing revenue, net	107	425	308	1,373	15	61	44	201
Others	675	2,403	1,372	3,920	97	343	197	573
Total	36,327	104,708	50,245	148,544	5,242	14,963	7,196	21,714

Capital Expenditures*
Exploration	3,270	10,141	5,498	14,089	472	1,449	787	2,060
Development	10,912	32,629	10,384	28,487	1,575	4,663	1,487	4,164
Production	4,067	10,843	3,551	9,953	587	1,549	509	1,455
Others	149	418	94	671	22	60	14	98
Total	18,398	54,031	19,527	53,200	2,656	7,721	2,797	7,777

* Capitalized interests were not included. Capitalized interests for Q3 2020 were RMB622 million.

For the purpose of this announcement, certain comparative financial data for the third quarter of 2020 have been restated as a results of the acquisition of China United Coalbed Methane Corporation Limited. Unless otherwise indicated, an exchange rate of US$1 = RMB6.9283 has been used for the third quarter of 2020, and an exchange rate of US$1 = RMB6.9819 has been used for the third quarter of 2019, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 22 October 2020

As at the date of this announcement,

the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

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